EXHIBIT 99.1

FirstService Reports First Quarter Results

Colliers International Continues to Deliver Strong Growth in Revenues and Profits

Operating highlights:
	Three months
	ended March 31
	2013	2012

Revenues (millions)	$ 498.1	$ 490.1
Adjusted EBITDA (millions) (note 1)	10.6	10.8
Adjusted EPS (note 2)	(0.20)	(0.10)

TORONTO, April 26, 2013 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) (TSX:FSV.PR.U) today reported results for its first quarter ended March 31, 2013. All amounts are in US dollars.

Revenues for the first quarter were $498.1 million, a 2% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $10.6 million, down from $10.8 million and Adjusted EPS (note 2) was a loss of $0.20, versus a loss of $0.10 reported in the prior year quarter. GAAP EPS was a loss of $0.55 per share in the quarter, flat with the same quarter a year ago.

"Results for the seasonally slow first quarter were better than anticipated as revenues at Colliers International, FirstService Residential and FirstService Brands were all up strongly versus the prior year," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. As expected, results from Field Asset Services were down considerably from the prior year quarter due to sharp declines in foreclosure volumes associated with the recovery in the US economy. Colliers International had much stronger bottom line performance reflecting market share gains and continued growth through multi-market assignments, corporate services and investment and capital market activities," he concluded.

On March 28, 2013, FirstService announced the acquisition of Colliers Germany, adding market-leading players in Munich, Stuttgart and Berlin and oversight of important relationships with affiliates in Dusseldorf and Frankfurt. The acquisition further strengthens Colliers' real estate services platform in Europe and complements the acquisition of Colliers UK last year.

On April 3, 2013, FirstService also announced plans to simplify its capital structure and initiate a dividend on its Subordinate Voting Shares and Multiple Voting Shares (together, the "Common Shares"). The plan involves the elimination of its 7% Cumulative Preference Shares, Series 1 (the "Preferred Shares") on May 3, 2013 by way of a partial redemption immediately followed by a conversion of all remaining Preferred Shares into Subordinate Voting Shares. The Company expects to pay $39.5 million in cash on redemption, and issue approximately 2.9 million Subordinate Voting Shares from treasury on the conversion. Subject to the elimination of the Preferred Shares, the Company expects to pay its first quarterly Common Share dividend of $0.10 on or about June 30, 2013.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate services; FirstService Residential, North America's largest manager of residential communities; and the Property Services division, one of North America's largest providers of essential property services delivered through company-owned operations, franchise systems and contractor networks.

FirstService generates over US$2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com

Segmented Quarterly Results

Commercial Real Estate Services revenues totalled $247.1 million for the first quarter, up 16% relative to the prior year quarter. Internal growth of 5% was primarily attributable to strong revenue growth in the Asia Pacific region, particularly in Australia, with the balance of growth coming from acquisitions completed within the past year. Adjusted EBITDA for the seasonally slow quarter was $2.6 million, versus a loss of $2.0 million reported in the prior year quarter and was positively impacted by operating leverage from revenue growth through multi-market assignments, corporate services and investment and capital market activities.

Residential Property Management revenues were $206.6 million for the first quarter, up 8% relative to the prior year quarter. Revenue growth was comprised of 7% internal growth due to new property management contract wins, with the balance from acquisitions completed within the past year. Adjusted EBITDA for the quarter was $10.9 million, versus $12.2 million in the prior year period, with the decline attributable to a reduction in higher-margin ancillary services revenues, as well as costs incurred in connection with rebranding and information technology investments.

Property Services revenues totalled $44.3 million, versus $84.8 million in the prior year period. FirstService Brands generated $26.8 million of revenues, up 13% due to improvements in franchisee productivity, while Field Asset Services revenues were down due to a significant decline in volumes of distressed properties under management. Adjusted EBITDA for the quarter was a loss of $0.4 million, versus a profit of $2.9 million in the prior year quarter. FirstService Brands generated a loss of $0.2 million in this seasonally slow quarter, an improvement from the loss of $0.8 million generated in the prior year period, while Field Asset Services results were impacted by the revenue decline.

Corporate costs were $2.6 million in the first quarter, up from $2.2 million in the prior year period and were impacted by deal costs for an acquisition that was ultimately not completed.

Conference Call

FirstService will be holding a conference call on Friday, April 26, 2013 at 11:00 a.m. Eastern Time to discuss results for the first quarter. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings (loss) to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings (loss), adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company's service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company's method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net loss to Adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2013	2012

Net loss	$ (8,219)	$ (10,837)
Income tax	(2,054)	(2,706)
Other (income) expense	(234)	(163)
Interest expense, net	5,172	4,507
Operating earnings	(5,335)	(9,199)
Depreciation and amortization	13,498	12,469
Acquisition-related items	2,206	6,553
Stock-based compensation expense	185	1,008
Adjusted EBITDA	$ 10,554	$ 10,831

2. Reconciliation of net earnings (loss) and diluted net earnings (loss) per common share to adjusted net earnings (loss) and adjusted earnings (loss) per common share:

Adjusted earnings (loss) per share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company's method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net loss attributable to common shareholders to adjusted net earnings (loss) and of diluted net earnings (loss) per common share to adjusted earnings (loss) per common share appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2013	2012

Net loss attributable to common shareholders	$ (16,527)	$ (16,407)
Non-controlling interest redemption increment	5,580	3,633
Acquisition-related items	2,206	6,553
Amortization of intangible assets	4,568	4,798
Stock-based compensation expense	185	1,008
Income tax on adjustments	(2,039)	(2,093)
Non-controlling interest on adjustments	(101)	(524)
Adjusted net loss	$ (6,128)	$ (3,032)

	Three months ended
(in US dollars)	March 31
	2013	2012

Net loss per common share	$ (0.55)	$ (0.55)
Non-controlling interest redemption increment	0.19	0.12
Acquisition-related items	0.07	0.21
Amortization of intangible assets, net of tax	0.09	0.10
Stock-based compensation expense, net of tax	--	0.02
Adjusted loss per common share	$ (0.20)	$ (0.10)

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2013	2012

Revenues	$ 498,052	$ 490,056

Cost of revenues	339,877	331,145
Selling, general and administrative expenses	147,806	149,088
Depreciation	8,930	7,671
Amortization of intangible assets	4,568	4,798
Acquisition-related items (1)	2,206	6,553
Operating loss	(5,335)	(9,199)
Interest expense, net	5,172	4,507
Other (income) expense	(234)	(163)
Loss before income tax	(10,273)	(13,543)
Income tax	(2,054)	(2,706)
Net loss	(8,219)	(10,837)
Non-controlling interest share of earnings	440	(523)
Non-controlling interest redemption increment	5,580	3,633
Net loss attributable to Company	(14,239)	(13,947)
Preferred share dividends	2,288	2,460
Net loss attributable to common shareholders	$ (16,527)	$ (16,407)

Net loss per common share
Basic	$ (0.55)	$ (0.55)
Diluted	$ (0.55)	$ (0.55)

Adjusted loss per common share (2)	$ (0.20)	$ (0.10)

Weighted average common shares (thousands)
Basic	30,101	29,983
Diluted	30,448	30,384

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, and transaction costs. In the quarter ended March 31, 2012, these amounts included transaction costs of $2,075 and a reclassification of accumulated other comprehensive earnings of $2,553, both related to Colliers International UK.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)	March 31, 2013	December 31, 2012

Assets
Cash and cash equivalents	$ 87,558	$ 108,684
Restricted cash	6,268	3,649
Accounts receivable	337,529	328,455
Prepaid and other current assets	47,833	51,618
Deferred income tax	18,133	18,135
Current assets	497,321	510,541
Other non-current assets	22,403	20,300
Fixed assets	105,115	107,011
Deferred income tax	106,959	99,464
Goodwill and intangible assets	659,076	580,594
Total assets	$ 1,390,874	$ 1,317,910

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 368,337	$ 401,805
Other current liabilities	26,780	27,054
Long-term debt - current	36,798	39,038
Current liabilities	431,915	467,897
Long-term debt - non-current	392,805	298,167
Convertible unsecured subordinated debentures	76,992	77,000
Other liabilities	33,711	48,259
Deferred income tax	49,618	34,683
Non-controlling interests	180,647	151,969
Shareholders' equity	225,186	239,935
Total liabilities and equity	$ 1,390,874	$ 1,317,910

Supplemental balance sheet information
Total debt	$ 506,595	$ 414,205
Total debt excluding convertible debentures	429,603	337,205
Total debt, net of cash	419,037	305,521
Total debt excluding convertible debentures, net of cash	342,045	228,521

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2013	2012

Cash provided by (used in)

Operating activities
Net loss	$ (8,219)	$ (10,837)
Items not affecting cash:
Depreciation and amortization	13,498	12,469
Deferred income tax	(5,005)	(7,197)
Other	1,222	992
	1,496	(4,573)

Changes in non cash working capital
Accounts receivable	7,003	26,430
Payables and accruals	(83,535)	(72,585)
Other	8,235	(3,577)
Net cash used in operating activities	(66,801)	(54,305)

Investing activities
Acquisition of businesses, net of cash acquired	(27,189)	(12,651)
Purchases of fixed assets	(5,661)	(6,870)
Other investing activities	(4,057)	(128)
Net cash used in investing activities	(36,907)	(19,649)

Financing activities
Increase in long-term debt, net	92,398	55,934
Purchases of non-controlling interests	(989)	961
Dividends paid to preferred shareholders	(2,288)	(2,460)
Other financing activities	(5,340)	(11,072)
Net cash provided by financing activities	83,781	43,363

Effect of exchange rate changes on cash	(1,199)	789

Decrease in cash and cash equivalents	(21,126)	(29,802)

Cash and cash equivalents, beginning of period	108,684	97,799

Cash and cash equivalents, end of period	$ 87,558	$ 67,997

Segmented Revenues, Adjusted EBITDA and Operating Earnings (Loss)
(in thousands of US dollars)
	Commercial	Residential
	Real Estate	Property	Property
(unaudited)	Services	Management	Services	Corporate	Consolidated

Three months ended March 31

2013
Revenues	$ 247,089	$ 206,571	$ 44,336	$ 56	$ 498,052
Adjusted EBITDA	2,617	10,935	(356)	(2,642)	10,554

Operating earnings (loss)	(6,575)	7,751	(2,530)	(3,981)	(5,335)

2012
Revenues	$ 213,270	$ 191,889	$ 84,846	$ 51	$ 490,056
Adjusted EBITDA	(1,968)	12,158	2,874	(2,233)	10,831

Operating earnings (loss)	(14,369)	8,068	604	(3,502)	(9,199)
CONTACT: Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500